Exhibit 99.1

Lixiang Education Regains Compliance with Nasdaq Minimum Bid Price Requirement

LISHUI, China, January 25, 2024 /PRNewswire/ -- Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that on January 24, 2024 it received a letter from the Nasdaq Hearing Panel (the “Panel”), notifying the Company that it has regained compliance with the bid price concern, as required by the Panel’s decision dated November 30, 2023. Accordingly, the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market (the “Nasdaq”) and is closing this matter.

On May 3, 2023, the Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5450(a)(1) (the “Bid Price Rule”), and was given its first 180-day extension, or until October 30, 2023 to regain compliance. On November 30, 2023, the Company was granted an exception until January 31, 2024, to effect a reverse stock split and thereafter regain compliance with the Bid Price Rule. Effective January 3, 2024, the Company effected a 1-for-2 reverse stock split.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com